Exhibit (a)(1)(G)

ICN Blasts Tengasco's 14D-9 Responses – Urges Shareholders to Tender Shares at Managements Lack of Accountability & Performance

HOUSTON, TX / ACCESSWIRE / July 16, 2015 / ICN Fund I LLC has indicated despite the rejection of their tender offer from the board and management of Tengasco (NYSE MKT: TGC), ICN is moving forward with its tender offer for up to 100% of the outstanding common stock of TGC.

"It is important to note Tengasco has suffered a 91% decrease in shareholder value since Peter Salas, its current Chairman, joined the board of Tengasco as a director.(1) This performance can no longer be tolerated in a public company setting. The Chairman's performance must be accountable to its shareholders," says Rodney D. Giles, Manager of Insert Company Name LLC, and the Managing Member of ICN Fund I LLC. Mr. Giles goes on to state "In my opinion, Mr. Salas has not created value for its shareholders and has only clouded the company with insider transactions between Tengasco and his other companies, including Hoactzin."

TGC has been operating with an interim CEO, who also serves as the companies CFO. TGC has not announced an active search for a CEO since Jeff Bailey left TGC on June 28, 2013.

Giles further states, "The current interim-CEO & CFO, Michael Rugen owns zero stock in TGC, his options are severely underwater and will likely expire in a few months worthless. ICN does not believe the interest of the current management & board is aligned with that of the shareholders at large."

Tengasco has been clouded with concerns and conflicts from its shareholders and including the SEC over insider transactions between Hoactzin, a company controlled by Mr. Salas, TGC's Chairman as demonstrated in the comment letter from the Securities and Exchange Commission dated January 10, 2014.

"Between the performance of Tengasco and the conflicts that have been discussed regarding Mr. Salas, something has to change with Tengasco. As a shareholder, we start to question when the management & board are operating in their best interest or in the best interest of the shareholders. As a 5.1% shareholder in the company, we looked at various options and the only option we believe that could net us a positive outcome is the tender offer as we have done. If ICN's offer of a 20% premium over the previous days closing price is not good enough, then I ask the board to provide a better offer," says Giles.

About ICN Fund I LLC

ICN Fund I LLC is a Houston based asset holding company led by Rodney D. Giles, the Manager of its Managing Member, Insert Company Name LLC.

(1) Based on TGC's latest 10-K stating Salas joined on the board 10/08/2002 with the historical closing price of $2.35, the previous days close prior to ICN submitting its tender offer was $0.228.

CONTACT:

Rodney Giles
281-782-5332
rodney.giles@gmail.com